April 14, 2009

VIA FACSIMILE AND U.S. MAIL
Mail Stop 6010

Mr. Daniel S. Sternberg
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

  Re: **Amylin Pharmaceuticals, Inc.**
    Preliminary Proxy Statement on Schedule 14A filed April 3, 2009
    Filed by Eastbourne Capital Management, L.L.C., Black Bear Fund I,
    L.P., Black Bear Fund II, L.L.C., Black Bear Offshore Master Fund,
    L.P., Richard J. Barry, M. Kathleen Behrens, Marina S. Bozilenko,
    Charles M. Fleischman, William A Nuerge, Jay Sherwood
    File No. 000-19700

    Soliciting Materials on Schedule 14A filed March 9, March 30,
    March 31, and April 3, 2009
    File No. 000-19700

Dear Mr. Sternberg:

  We have conducted a limited review of your filings and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement

General

1. We understand the reasons why the proxy statement does not include a time or location for the annual meeting. Advise us whether you intend to wait for the company to provide this required information before mailing your proxy statement. If you expect to mail your proxy materials prior to the receipt of this information, please advise us how you intend to update your disclosure or disseminate any supplemental proxy materials. We believe that reliance on Rule 14a-5(c) before Amylin distributes the information to stockholders is not permissible.

2. Describe the provisions of the company's governing instruments which you believe permit you to call a vote on your proposal at the annual meeting. Please also describe any steps you have taken to comply with these provisions, such as compliance with any applicable advance notice provisions.

Proposal 1: Election of Directors

3. We note your statement on page 2 that the company's board "has not responded to Eastbourne's requests" dated March 9 and April 3, 2009. We further note that the company filed soliciting materials on April 7, 2009 responding to your April 3, 2009 letter. Please update your disclosure.

4. Eastbourne discloses the potential adverse consequences that may occur should the election result in six or more non-Management nominees being elected to the Board. Please revise to quantify the approximate dollar amount of the debt that could become payable should the provisions in the indenture and/or the credit agreement be deemed to have been triggered.

The Eastbourne Nominees, page 3

5. Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biographies to ensure that you completely describe each individual's business experience for the past five years and disclose the dates of experience by month and year, as necessary. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide. For example, we note that such information is lacking in the business description of the following individuals: Ms. Bozilenko, Mr. Fleischman, and Mr. Nuerge.

6. We note your statement on page 5 that the participants reserve the right to nominate a substitute candidate for election as director. Advise us, with a view towards revised disclosure, whether the participants are required to identify such replacement candidates in order to comply with any applicable company advance notice bylaw. In addition, revise to provide the biographical information with respect to the replacement candidate nominee(s) who may be invited to serve should the nominees for director who have consented to be named and to serve if elected are not able to do so. Rule 14a-4(d)(1), as the participants are aware, does not confer the authority to vote for any person who is not a bona fide nominee.

Revocation of Proxies

7. We note your statement on page 9 that if a stockholder mailed a company proxy card, he or she may revoke it before it is voted by mailing a duly executed white proxy card to Eastbourne. Please expand your disclosure to clarify that generally, only the shareholders' last dated proxy will count and serve as a revocation of any prior proxy submitted. Clarify that shareholders may also revoke their proxies by submission of a later dated proxy vote by telephone or over the Internet as described on the proxy card.

Solicitation of Proxies

8. It appears that you intend to solicit proxies in person, via mail, courier services, advertising, telephone, facsimile or other electronic means. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

9. You indicate on page 10 that your managers, officers, other employees and Nominees may solicit proxies by "other electronic means." If "other electronic means" include the internet, please advise us whether Eastbourne plans to solicit via internet chat rooms, and if so, tell us which websites it plans to utilize.

10. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet web site (other than the Commission's EDGAR web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials, or advise. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

11. We note your statement on page 10 that proxies will be solicited by Eastbourne's managers, officers and other employees. Please describe the class of "other employees" to be so employed, in accordance with Item 4(b)(2) of Schedule 14A.

Appendix I

12. Please update, as necessary, the Appendix information with respect to the disclosure provided in response to Item 5(b) of Schedule 14A.

13. Please expand your disclosure to state the business address of each participant which is a beneficial owner of the company's common stock. Refer to Item 5(b) of Schedule 14A.

Soliciting Materials filed on March 3, March 30, and March 31, 2009

14. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements:

- "[T]he Company has accepted provisions in two of its key debt agreements that sharply constrain the freedom of the Company's shareholders to nominate and elect directors of their own choosing, which calls into question the fairness of the upcoming election…"
- "[T]he Board does have the power to alleviate the 'risk' posed by the 'poison puts.'"
- "[T]hese type of provisions . . . deprive shareholders of the substantive right to freely nominate directors . . . ."
- "[I]f only two directors were to be replaced as contemplated by the Company's announced slate, the Company's long-reigning Chairman, a board member for over 15 years, would have been an obvious and appropriate choice to not stand for election."

Where the basis of support are other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

15. We also noted the following disclosure:

- "Shareholders who might otherwise wish to support one shareholder slate or the other may understandably be deterred, and led to settle for the management slate, by the indeterminate fear that a majority of non-incumbents could be elected – precipitating default."
- "There is no reason we know why the current Board could not approve the nomination of all properly noticed candidates – Eastbourne's, Icahn's or the management's – and qualify all, if elected, as Continuing Directors for purposes of the indenture."
- "We cannot imagine what rationale directors could advance to support such a failure to act other than to preserve themselves in office."
- "We would have thought that, if the Board wanted to demonstrate real change to shareholders, it would have proposed that new directors form a substantial minority on the Board. At the very least all three previous Amylin CEO's who currently sit on the Board would have stood down."

In future filings, please avoid making assertions regarding shareholders and the Board's intentions without adequate factual foundation or clearly identify such statements as your opinion or belief.

16. The materials you file assert that there is a "serious issue of corporate governance" stemming from the Company's acceptance of provisions in two of its key debt agreements. Moreover, you suggest on page 3 of your letter that the Board and its directors may have worked with the lenders in crafting the provisions of the agreements with the purpose of "insulat[ing] the board of directors from the displeasure of the shareholders they serve." Please provide objective support for this statement or in future filings provide corrective disclosure to remove the suggestion that the Board and its senior lenders worked to achieve such a goal.

17. Please disclose whether it is your belief that the provisions in the indenture and credit agreement are typical or atypical measures agreed upon between unrelated parties to lending agreements. To the extent it is your belief that such provisions are atypical, please provide us with objective and supporting documentation that provides the basis for your belief.

18. Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Note (b) of Rule 14a-9. For example, you assert that Amylin has chosen to "intimidate shareholders and investors." Similarly, you state that the Board is "hid[ing] behind the shield of poison puts" and is "pursu[ing] a campaign of financial terrorism."

Soliciting Materials filed on April 3, 2009

19. Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Note (b) of Rule 14a-9. For example, you assert that the Board's reluctance to acknowledge requests made by Eastbourne regarding the provisions of the company's debt agreements in your view "serve[d] to condone a distortion of the electoral process…suggest[ive] [of] an attitude toward the rights of shareholders reminiscent of the worst aspects of pre-Enron/Worldcom era corporate governance practices…"

20. You imply that Amylin should do its "utmost" to neutralize the poison put provisions. Please ensure that future materials provide more balanced disclosure acknowledging the limitations imposed on Amylin by its lenders that limit the company's ability to unilaterally effect waivers or amendments.

Closing Comments

        As appropriate, please amend the Schedule 14A and respond to these comments. Detailed letters greatly facilitate our review. Please furnish a letter that keys your response to our comments. In addition, please also note the location of any material changes made in the proxy statement for reasons other than in response to specific staff comments. Electronically file the letter that responds to each staff comment and notes the location in the text of the revised proxy materials of the corresponding revisions. Identify the electronic letter response with a correspondence header tag. Revised proxy materials should be marked to indicate any changes. Note also the requirements of Rule 310 of Regulation S-T. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct questions with respect to the foregoing comments and your proxy materials to Rose Zukin at (202) 551-3239 or, in her absence, Mellissa Campbell Duru, Special Counsel Office of Mergers and Acquisitions, at (202) 551-3757, or Nicholas Panos, Senior Special Counsel, Office of Mergers and Acquisitions at 202-551-3266.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions